Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

December 13, 2024

VIA EDGAR TRANSMISSION

David Mathews

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”)

Post-Effective Amendment No. 232 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 811-23377; 333-227298

Dear Mr. Mathews:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on December 5, 2024, with respect to the Registrant’s proposed material changes to the principal investment strategies of the Unlimited HFEQ Equity Long/Short Return Tracker ETF, Unlimited HFGM Global Macro Return Tracker ETF, Unlimited HFEV Event Driven Return Tracker ETF, Unlimited HFFI Fixed Income Return Tracker ETF, Unlimited HFEM Emerging Markets Return Tracker ETF, Unlimited HFMF Managed Futures Return Tracker ETF and Unlimited Ultra HFND Multi-Strategy Return Tracker ETF (each a “Fund” and collectively the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Fees and Expenses

1.	Please supplementally provide the Staff pre-effectively with a completed Fee Table for each Fund. Please provide redlined versions of the Prospectus and Statement of Additional Information with proposed changes to the Amendment.

Response: The Funds’ completed Fees and Expenses tables and Expense Examples are as shown in the attached Appendix A. The Trust further responds by noting that the requested redlines are being provided via email.

Principal Investment Strategies

2.	Please provide supplementally the Adviser’s and Sub-Adviser’s business or portfolio management reasons to increase the targeted level of volatility and/or to gain exposure through a wholly-owned subsidiary, as applicable to the various series in the prospectus.

Response: The Trust notes that the Sub-Adviser’s research suggests that low volatility and low return targets are challenging from a portfolio construction perspective since they make for inefficient cash usage to get exposure to the hedge funds’ strategies. By targeting a higher volatility, it is expected that shareholders in a Fund will realize a more significant impact on their portfolio per dollar invested. In addition, the higher volatility approach is expected to provide greater returns over time, which should effectively cut the net-return fee load for investors as well.

3.	The Staff notes that seven of the eight Funds are changing their strategies to seek higher volatility. Please expand the disclosure for each Fund to:

a.	Include brief explanations of volatility in the context of Fund returns and clarify how the Funds’ portfolios will have similar return characteristics while being twice as volatile.
b.	Please explain the mechanics of how using futures contracts, swaps and short sales is expected to yield the desired increase in targeted volatility.
c.	Please explain the types of futures contracts the Funds intend to trade and the types of reference assets underlying the swaps it intends to enter into in order to achieve the desired level of volatility.

Response: The Trust confirms that the principal investment strategy disclosure of the relevant Funds has been revised in response to this comment.

4.	Please explain the types of market conditions in which each Fund is expected to outperform its targeted hedge fund sector and the market conditions in which it may underperform as compared to the returns of that sector.

Response: The Trust confirms that the principal investment strategy disclosure of the relevant Funds has been revised in response to this comment.

5.	Once performance is included for each Fund that is altering its strategy to seek higher volatility, please ensure that the performance presentation includes an explanation of the strategy change and when it was implemented.

Response: The Trust notes that none of the Funds have commenced operations. Accordingly, there will be no need to disclose that any of the Funds were previously managed under a different investment strategy.

6.	With respect to each Fund with a Subsidiary, please clarify either in Item 4 or Item 9 the following:
a.	the Fund will comply with all provisions of Section 18 of the 1940 Act regarding capital structure and leverage on an aggregate basis with the Subsidiary;
b.	any Adviser or Sub-Adviser to the Subsidiary will comply with Section 15 of the 1940 Act relating to investment advisory agreements in the same manner as those provisions apply to the Fund;
c.	Please disclose that the Fund will comply with Section 17 of the 1940 Act with respect to affiliated transactions and custody, and disclose the company that will be the custodian for the Subsidiary.

Response:

(a)	The Trust notes that the fourth paragraph under “Additional Information About the Funds” includes disclosure that each Subsidiary will comply with the provisions of the 1940 Act relating to investment policies, capital structure and leverage on an aggregate basis with the corresponding Fund.
(b)	The Trust confirms that the Prospectus has been revised to add information relating to the investment advisory agreement with each Subsidiary. The Trust further responds supplementally the Funds are not a parties to the advisory agreements with the Subsidiaries. Since each Subsidiary is not registered as an investment company, its investment advisory agreement is not subject to the requirements of Section 15 of the 1940 Act. Nevertheless, each Subsidiary’s investment advisory agreement has been approved by the Trust’s Board of Trustees (the “Board”), on behalf of the corresponding Fund, as the Subsidiary’s sole shareholder. The continuance of the advisory agreement with each Subsidiary will be reviewed and approved by the Board in connection with the Board’s review of the corresponding Fund’s investment advisory agreement with the Adviser.

(c)	The Trust confirms that the Funds will comply with the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and the custody provisions of Section 17(f). The Trust notes that the Subsidiaries are not registered investment companies under the 1940 Act and therefore the Subsidiaries are not subject to the requirements of Section 17 thereof. As a matter of practice, the Subsidiaries seek to comply with the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and the custody provisions of Section 17(f). The Trust notes that the Prospectus currently includes disclosure in the fourth paragraph under “Additional Information About the Funds” includes disclosure that each Subsidiary will comply with the provisions of the 1940 Act relating to affiliated transactions and custody.

7.	With respect to each Fund with a Subsidiary, please confirm in correspondence that:
a.	the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder;
b.	the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States;
c.	The wholly-owned Subsidiary’s management fee (including any performance fee), if any, will be included in “management fees” and the wholly-owned subsidiary’s expenses will be included in Other Expenses in the Fund’s fee table.

Response:

(a)	The Subsidiary and/or its board of directors, for so long as the Fund is the sole investor in the Subsidiary, will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.
(b)	The Subsidiary and/or its board of directors will agree to designate an agent for service of process in the United States.
(c)	The Trust responds supplementally by noting that the Adviser will not receive any additional compensation for services provided to any Subsidiary. The Trust further responds by noting that the Subsidiaries’ expenses will not be included in “Other Expenses” in the corresponding Fund’s Fees and Expenses table in the Prospectus because each Subsidiary’s expenses are part of the corresponding Fund’s expenses subject to the Fund’s unitary management fee.

8.	The Staff notes that the disclosure on page 10 of the prospectus under the subheading “Cayman Subsidiary” states that the Subsidiary is “advised by the Adviser.” However, the principal investment strategies suggest that the Sub-Adviser chooses and maintains the Subsidiaries investments. Please clarify this disclosure with respect to how the Adviser or Sub-Adviser will implement the strategy both directly and indirectly, through the Subsidiary.

Response: The Trust confirms that this disclosure is accurate, the Subsidiary is “advised by the Adviser.” The Trust also confirms that the disclosures regarding the Sub-Adviser’s responsibilities are also accurately stated. The Trust respectfully declines, therefore, to revise the current disclosure in connection with this comment. The Trust notes that the Sub-Adviser selects investments for each Fund. The Adviser then executes trades to implement those investment decisions, utilizing the Subsidiaries where necessary. The Trust notes that the Sub-Adviser has no authority to execute any transactions with respect to the Subsidiaries.

9.	Please clarify the first paragraph on page 19 of the SAI and any other related SAI disclosures to note that it is applicable only to the four Funds with Subsidiaries.

Response: The Trust confirms that revisions have been made to the SAI disclosure consistent with this comment.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

Michael Pellegrino

Michael T. Pellegrino

General Counsel

Tidal Investments LLC

Appendix A

UNLIMITED HFEQ EQUITY LONG / SHORT ETF - FUND SUMMARY

Investment Objective

Unlimited HFEQ Equity Long/Short ETF (the “Fund”) seeks capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.01%
Acquired Fund Fees and Expenses(2)(3)	0.09%
Total Annual Fund Operating Expenses	1.05%

(1)	The Fund’s investment adviser, Tidal Investments LLC (“Tidal” or the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$107	$334

UNLIMITED HFGM GLOBAL MACRO ETF - FUND SUMMARY

Investment Objective

Unlimited HFGM Global Macro ETF (the “Fund”) seeks capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.43%
Acquired Fund Fees and Expenses(2)(3)	0.36%
Total Annual Fund Operating Expenses	1.74%

(1)	The Fund’s investment adviser, Tidal Investments LLC (“Tidal” or the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$177	$548

UNLIMITED HFEV EVENT DRIVEN ETF - FUND SUMMARY

Investment Objective

Unlimited HFEV Event Driven ETF (the “Fund”) seeks capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.02%
Acquired Fund Fees and Expenses(2)(3)	0.23%
Total Annual Fund Operating Expenses	1.20%

(1)	The Fund’s investment adviser, Tidal Investments LLC (“Tidal” or the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$122	$381

UNLIMITED HFFI FIXED INCOME ETF - FUND SUMMARY

Investment Objective

Unlimited HFFI Fixed Income ETF (the “Fund”) seeks capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.33%
Acquired Fund Fees and Expenses(2)(3)	0.57%
Total Annual Fund Operating Expenses	1.85%

(1)	The Fund’s investment adviser, Tidal Investments LLC (“Tidal” or the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$188	$582

UNLIMITED HFEM EMERGING MARKETS ETF - FUND SUMMARY

Investment Objective

Unlimited HFEM Emerging Markets ETF (the “Fund”) seeks capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.11%
Acquired Fund Fees and Expenses(2)(3)	0.33%
Total Annual Fund Operating Expenses	1.39%

(1)	The Fund’s investment adviser, Tidal Investments LLC (“Tidal” or the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$142	$440

UNLIMITED HFMF MANAGED FUTURES ETF – FUND SUMMARY

Investment Objective

Unlimited HFMF Managed Futures ETF (the “Fund”) seeks capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.19%
Acquired Fund Fees and Expenses(2)(3)	0.10%
Total Annual Fund Operating Expenses	1.24%

(1)	The Fund’s investment adviser, Tidal Investments LLC (“Tidal” or the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$126	$393

UNLIMITED ULTRA HFND MULTI-STRATEGY ETF – FUND SUMMARY

Investment Objective

Unlimited Ultra HFND Multi-Strategy ETF (the “Fund”) seeks capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.37%
Acquired Fund Fees and Expenses(2)(3)	0.38%
Total Annual Fund Operating Expenses	1.70%

(1)	The Fund’s investment adviser, Tidal Investments LLC (“Tidal” or the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$173	$536

UNLIMITED LOW-BETA HFND MULTI-STRATEGY ETF - FUND SUMMARY

Investment Objective

Unlimited Low-Beta HFND Multi-Strategy ETF (the “Fund”) seeks capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.13%
Acquired Fund Fees and Expenses(2)(3)	0.20%
Total Annual Fund Operating Expenses	1.28%

(1)	The Fund’s investment adviser, Tidal Investments LLC (“Tidal” or the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$130	$406